Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

October 7, 2010

Item 3	News Release

The news release was disseminated on October 7, 2010 by Stockwatch, and Market News Publishing.

Item 4	Summary of Material Change

The Company announced extension of share purchase warrants.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:	604.331.8772
Facsimile:	604.331.8773

Item 9	Date of Report

October 7, 2010

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

October 7, 2010	Trading Symbols: TSX Venture – MMR
OTC-BB – MMRSF
Web Site: www.madisonminerals.com

EXTENSION OF SHARE PURCHASE WARRANTS

Madison Minerals Inc. (TSX-V: MMR) advises that it is making application to regulatory authorities to extend the expiry date of 984,833 share purchase warrants from October 29, 2010 to October 31, 2011. The warrants remain exercisable at the price of $0.25 per share and were originally issued with a term of one year in respect of a private placement of 1,969,667 units which closed on October 29, 2009. Insiders of the Company or parties associated with insiders hold 225,000 of these warrants.

This application is subject to regulatory acceptance. A further announcement will be made when and if such acceptance is obtained.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Ian D. Brown”

Ian D. Brown, CA
Chief Financial Officer

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.